UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ARTISTDIRECT, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04315D400

(CUSIP Number)

Dimitri Villard

1601 Cloverfield Blvd., Suite 400 South

Santa Monica, CA 90404

(310) 956-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications)

August 14, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04315D400

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dimitri Villard

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,924,515

	8.	Shared Voting Power

	9.	Sole Dispositive Power 12,924,515

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,924,515

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”) of ARTISTdirect, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are presently located at 1601 Cloverfield Boulevard, Suite 400S, Santa Monica, California 90404.

Item 2.	Identity and Background.

This statement is filed by Dimitri Villard (the “Reporting Person”).  Mr. Villard’s principal occupation is Chief Executive Officer of the Issuer. His principal address is 1601 Cloverfield Blvd., Suite 400 South, Santa Monica, CA 90404. Mr. Villard is a United States citizen.

During the last five (5) years, the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The Reporting Person acquired the securities of the Issuer with his personal funds.

Item 4.	Purpose of Transaction.

On August 7, 2009, pursuant to a Stock Purchase Agreement dated as of August 7, 2009, the Reporting Person (through the Dimitri Villard Revocable Living Trust Dated 6/4/92) purchased from the Issuer 500,000 shares of the Issuer’s Common Stock for a purchase price of $5,000.00.

With the exception of the aforementioned, the Reporting Person does not have any plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of this Statement.

Item 5.	Interest in Securities of the Issuer.

As of the date of this filing, Mr. Villard owns 8,876,627 shares of Common Stock, options to purchase 85,000 shares of Common Stock, exercisable at $1.95 per share, options to purchase 20,000 shares of Common Stock, exercisable at $2.00 per share, options to purchase up to 22,888 shares of Common Stock, exercisable at $3.35 per share and options to purchase up to 3,920,000 shares of Common Stock, exercisable at $0.03 per share (options vest monthly over a 36 month period commencing February 1,2009), equal to 21.3% of the Issuer’s Common Stock. The percentage is calculated based on the assumption that the Issuer had 56,620,046 shares outstanding (based on the 56,077,158 shares reported by the Issuer as outstanding as of May 15, 2009, on its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009).   Mr. Villard has the sole right to vote and the right to dispose of the securities held by his trust. Aside from the transactions described in Item 4 of this Statement, the Reporting Person has not purchased or sold any Common Stock of the Issuer in the 60 days prior to this filing.

To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

Item 7.	Material to be Filed as Exhibits.
4.1	Stock Purchase Agreement, dated as of August 7, 2009 by and between The Dimitri Villard Revocable Living Trust dated 6/4/92 and ARTISTdirect, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2009
Dated:
/s/ Dimitri Villard
Signature
DIMITRI VILLARD
Name/Title